UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70266

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: iM Global US Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2301 Rosecrans Avenue, Suite 2150
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey K Seeley	+1 (310) 367-0543	j.seeley@imgp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLC
(Name – if individual, state last, first, and middle name)

290 W Mt. Pleasant Ave. Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey K. Seeley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IM Global US Distributors LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Deputy CEO - Chief Operating Officer

See Attached Certificate

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

On February 28, 2025 before me, Ellen Klein, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Jeffrey K. Seeley —
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ELLEN KLEIN
Comm. No. 2466272
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. NOV. 7, 2027
CMD-1

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
☐ Corporate Officer – Title(s): ______________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer is Representing: ______________

Signer's Name: ______________
☐ Corporate Officer – Title(s): ______________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer is Representing: ______________



iM Global US Distributors, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

December 31, 2024

imgp.com



Table of Contents





CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Managers
iM Global US Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iM Global US Distributors, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of iM Global US Distributors, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iM Global US Distributors, LLC's management. Our responsibility is to express an opinion on iM Global US Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iM Global US Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as iM Global US Distributors, LLC's auditor since 2019.
Florham Park, New Jersey
March 3, 2025



II. Statement of financial condition

December 31, 2024
(Expressed in United States dollars)

		2024
ASSETS		
Current assets		
Cash	$	859,476
Due from affiliates, net		623,454
Due from clients		7,751
Prepaid expenses		50,656
Deferred tax asset		20,396
Total assets		**$ 1,561,733**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	34,538
Tax payables		195,147
Total liabilities		**229,685**
Member's equity		1,332,048
Total liabilities and member's equity		**$ 1,561,733**

See notes to financial statement

III. Notes to Financial Statement

A. Nature of operations

Nature of Operations

iM Global US Distributors, LLC (the "Company") is a Delaware limited liability company formed on December 5, 2018, and is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on October 9, 2019. The Company's operations consist primarily of providing marketing and distribution services to financial intermediaries and institutions.

The Company is a wholly owned subsidiary of iM Global Partner SAS (the "Parent"). Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. Pursuant to the Company's limited liability agreement, the Company will continue indefinitely, or at such an earlier time as determined by the member.

B. Summary of significant accounting policies

Basis of Accounting

The Company has prepared the accompanying financial statement in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements and disclosures are in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revision are reflected in the period in which they are determined to be necessary.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a corporation for tax purposes and, as such, it is liable for federal or state income taxes.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Notes to the Financial Statement December 31, 2024

Income Taxes *(Continued)*

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Allowance for Credit Losses

FASB ASC 326, Financial Instruments – Credit Losses, requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from customers), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Recently Issued and Effective Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07.

Recent Accounting Pronouncements

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information, disaggregated by federal, state, foreign, and individual jurisdictions equal to or greater than five percent. This standard is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its financial statements and related disclosures.

C.   Related-party transactions

The Company primarily services its affiliates, iM Global Partner Group entities and its partners affiliates, upon execution of fund marketing agreements. As of December 31, 2024, the Company had receivables of $1,325,185 due from fund marketing services from its affiliate and $7,751 from its clients.

The Company also participates in an expense sharing agreement with its affiliate, iM Global Partner Fund Management, LLC, whereby the affiliate provides administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation



of direct expenses based on the time allocated by registered personnel to the Company's broker-dealer activities plus a monthly fixed overhead charge.

As of December 31, 2024, total fees due to the affiliate were approximately $701,731 for administrative services provided. The payable balance was offset with $1,325,185 receivable balance due from the affiliate rendered services provided to the affiliate resulting to a net balance of $623,454 presented on the statement of financial condition as "Due from affiliates, net".

D. Equity

At December 31, 2024, the Company has one class of membership units allocated amongst one member.

E. Income tax

Statement of financial condition accounts related to income taxes were as follows as of December 31, 2024:

Current federal tax receivable / (payable)	$	(116,289)
Current state tax receivable / (payable)		(78,859)
Current income tax receivable / (payable)	$	(195,147)
Deferred federal tax asset/(liability)	$	15,306
Deferred state tax asset/(liability)		5,090
Total Deferred tax asset, net	$	20,396

At December 31, 2024, the Company had no remaining Federal or State net operating loss carryforwards. The Company's net deferred tax asset of approximately $20,000 at December 31, 2024 stems from temporary differences related to the amortization of intangible assets. At December 31, 2024, the Company had no valuation allowance against its intangible-related deferred tax asset, as management believes that realization of the deferred tax asset is more likely than not based on positive earnings history and future expectations of taxable income.

The items that give rise to the deferred tax balances at December 31, 2024 were as follows:

Deferred tax assets:		
Intangibles	$	20,396
NOL		-
Total Deferred tax asset	$	20,396
Deferred tax liability:		
Total Deferred tax liability	$	-
Total Deferred tax asset, net	$	20,396

Notes to the Financial Statement December 31, 2024

Income Tax *(Continued)*

The Company's income tax expense for the year ended December 31, 2024, consisted of the following:

Current income tax expense / (benefit)		
U.S. Federal	$	156,289
U.S. State and local		72,691
Current income tax expense / (benefit)		228,979
Deferred income tax expense / (benefit) Federal		15,848
Deferred income tax expense / (benefit) State		4,895
Deferred income tax expense		20,744
Income tax expense / (benefit)	$	249,723

The Company's effective tax rate of 28% differs from the statutory rate of 21% due primarily to state and local taxes. The Company files a federal tax return on a standalone basis and files a combined unitary basis California return with its affiliates. The Company has calculated its financial statement taxes on a standalone basis.

Income tax expense/(benefit) differed from the expected tax computed by applying the federal corporate rate of 21% to income before income taxes as follows:

Federal tax on income	$	187,392	21.0%
State tax expense		57,426	6.0%
Deferred tax expense		4,895	1.0%
Permanent items		10	
Total income tax expense	$	249,723	28.0%

The Company's federal income tax returns for the four years prior to 2020 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interests and penalties as income tax expense. As of December 31, 2024, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition. There were no unrecognized tax benefits at December 31, 2024.

F. Concentration of credit risk

From Time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies related by common ownership. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client

Notes to the Financial Statement December 31, 2024

Concentration of credit risk *(Continued)*

counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established as of year ended December 31, 2024.

Risks and Uncertainties

The company is exposed to financial markets evolution and their related risks as a securities broker-dealer. Management will continue to monitor and anticipate, where possible, the evolution of such risks and their potential impact on the Company and its stakeholders.

G.   Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, that provides marketing and distribution services, which is comprised of several classes outlined in Note A. The Company has identified its Chief Executive Officer (CEO), as the chief operating decision maker ("CODM"). The CODM manages the Company's business activities using the significant net income information referenced in the statement of operations.

Additionally, the CODM uses excess net capital (see Note H), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

H. Net capital requirements

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital which requires a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 36 to 1, in the year of operation. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had a net capital of $629,791 which was $614,479 above its required net capital of $15,312. At December 31, 2024, the Company's net capital ratio was 0.36 to 1.

I. Computation for determination of reserve requirements

The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers and does not carry Proprietary ("PAB") Accounts.

J. Subsequent events

The Company has performed an evaluation of events that occurred after December 31, 2024, and through March 3, 2025, the date of the filing of this report. There have been no material subsequent events that occurred during such a period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2024.